Exhibit 99.3

Responsibility For Financial Reporting

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (the Committee).

The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.

The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG has full and unrestricted access to the Committee. KPMG audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

A. Terence Poole	John Floren	Ian Cameron
Chairman of the Audit, Finance and Risk Committee	President and Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer

March 13, 2013

Methanex Corporation | Annual Report 2012 41

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:

We have audited the accompanying consolidated statements of financial position of Methanex Corporation as of December 31, 2012 and December 31, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Methanex Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Methanex Corporation as of December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Methanex Corporation’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2013 expressed an unqualified opinion on the effectiveness of Methanex Corporation’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

March 13, 2013

42 Methanex Corporation | Annual Report 2012	Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:

We have audited Methanex Corporation’s (“the Company”) internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2012 and December 31, 2011, and our report dated March 13, 2013 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 13, 2013

Report of Independent Registered Public Accounting Firm	Methanex Corporation | Annual Report 2012 43

Consolidated Statements of Financial Position

(thousands of US dollars, except number of common shares)

AS AT	DEC 31 2012	DEC 31 2011
ASSETS
Current assets:
Cash and cash equivalents	$745,610	$350,711
Trade and other receivables (note 3)	429,203	378,430
Inventories (note 4)	253,023	281,015
Prepaid expenses	28,314	24,465
	1,456,150	1,034,621
Non-current assets:
Property, plant and equipment (notes 5 and 6)	2,014,748	2,233,023
Other assets (notes 6 and 8)	73,724	125,931
	2,088,472	2,358,954
	$3,544,622	$3,393,575
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$353,744	$327,130
Current maturities on long-term debt (note 9)	53,334	251,107
Current maturities on finance leases (note 10)	7,367	6,713
Current maturities on other long-term liabilities (note 11)	26,536	18,031
	440,981	602,981
Non-current liabilities:
Long-term debt (note 9)	1,191,891	652,148
Finance leases (note 10)	48,612	55,979
Other long-term liabilities (note 11)	193,823	178,172
Deferred income tax liabilities (note 17)	191,578	302,332
	1,625,904	1,188,631
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2012 were 94,309,970 (2011 – 93,247,755)	481,779	455,434
Contributed surplus	15,481	22,281
Retained earnings	805,661	942,978
Accumulated other comprehensive loss	(13,045)	(15,968)
Shareholders’ equity	1,289,876	1,404,725
Non-controlling interests	187,861	197,238
Total equity	1,477,737	1,601,963
	$3,544,622	$3,393,575

Commitments and contingencies (notes 17 and 23)

See accompanying notes to consolidated financial statements.

Approved by the Board:

Terence Poole (Director)	John Floren (Director)

44 Methanex Corporation | Annual Report 2012	Consolidated Financial Statements

Consolidated Statements of Income

(thousands of US dollars, except number of common shares and per share amounts)

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Revenue	$2,672,954	$2,608,037
Cost of sales and operating expenses (note 12)	(2,187,288)	(2,107,320)
Depreciation and amortization (note 12)	(171,635)	(156,667)
Louisiana project relocation expenses and charges (note 5)	(64,543)	–
Asset impairment charge (note 6)	(296,976)	–
Operating income (loss)	(47,488)	344,050
Finance costs (note 13)	(71,314)	(61,797)
Finance income and other expenses	509	1,667
Income (loss) before income taxes	(118,293)	283,920
Income tax recovery (expense) (note 17):
Current	(30,302)	(36,241)
Deferred	114,020	(19,679)
	83,718	(55,920)
Net income (loss)	$(34,575)	$228,000
Attributable to:
Methanex Corporation shareholders	$(68,105)	$201,326
Non-controlling interests	33,530	26,674
	$(34,575)	$228,000
Income (loss) for the period attributable to Methanex Corporation shareholders:
Basic net income (loss) per common share (note 14)	$(0.73)	$2.16
Diluted net income (loss) per common share (note 14)	$(0.73)	$2.06
Weighted average number of common shares outstanding	93,755,509	93,026,482
Diluted weighted average number of common shares outstanding	93,755,509	94,360,956

See accompanying notes to consolidated financial statements.

Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 45

Consolidated Statements of Comprehensive Income

(thousands of US dollars)

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Net income (loss)	$(34,575)	$228,000
Other comprehensive income (loss), net of taxes:
Change in fair value of forward exchange contracts (note 20)	(320)	326
Change in fair value of interest rate swap contracts (notes 17 and 20)	(5,794)	(3,764)
Realized loss on interest rate swap reclassified to finance costs	11,198	12,816
Realized loss on interest rate swap reclassified to property, plant and equipment	–	7,279
Actuarial losses on defined benefit pension plans (notes 17 and 22(a))	(1,135)	(10,258)
	3,949	6,399
Comprehensive income (loss)	$(30,626)	$234,399
Attributable to:
Methanex Corporation shareholders	$(66,317)	$201,193
Non-controlling interests	35,691	33,206
	$(30,626)	$234,399

See accompanying notes to consolidated financial statements.

46 Methanex Corporation | Annual Report 2012	Consolidated Financial Statements

Consolidated Statements of Changes in Equity

(thousands of US dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders’ Equity	Non-Controlling Interests	Total Equity
Balance, December 31, 2010	92,632,022	$440,092	$25,393	$813,819	$(26,093)	$1,253,211	$156,412	$1,409,623
Net income	–	–	–	201,326	–	201,326	26,674	228,000
Other comprehensive income (loss)	–	–	–	(10,258)	10,125	(133)	6,532	6,399
Compensation expense recorded for stock options	–	–	837	–	–	837	–	837
Issue of shares on exercise of stock options	615,733	11,393	–	–	–	11,393	–	11,393
Reclassification of grant-date fair value on exercise of stock options	–	3,949	(3,949)	–	–	–	–	–
Dividend payments to Methanex Corporation shareholders	–	–	–	(61,909)	–	(61,909)	–	(61,909)
Distributions to non-controlling interests	–	–	–	–	–	–	(11,580)	(11,580)
Equity contributions by non-controlling interests	–	–	–	–	–	–	19,200	19,200
Balance, December 31, 2011	93,247,755	455,434	22,281	942,978	(15,968)	1,404,725	197,238	1,601,963
Net income (loss)	–	–	–	(68,105)	–	(68,105)	33,530	(34,575)
Other comprehensive income (loss)	–	–	–	(1,135)	2,923	1,788	2,161	3,949
Compensation expense recorded for stock options	–	–	726	–	–	726	–	726
Issue of shares on exercise of stock options	1,062,215	18,819	–	–	–	18,819	–	18,819
Reclassification of grant-date fair value on exercise of stock options	–	7,526	(7,526)	–	–	–	–	–
Dividend payments to Methanex Corporation shareholders	–	–	–	(68,077)	–	(68,077)	–	(68,077)
Distributions to non-controlling interests	–	–	–	–	–	–	(46,068)	(46,068)
Equity contributions by non-controlling interests	–	–	–	–	–	–	1,000	1,000
Balance, December 31, 2012	94,309,970	$481,779	$15,481	$805,661	$(13,045)	$1,289,876	$187,861	$1,477,737

See accompanying notes to consolidated financial statements.

Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 47

Consolidated Statements of Cash Flows

(thousands of US dollars)

FOR THE YEARS ENDED DECEMBER 31	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(34,575)	$228,000
Add (deduct) non-cash items:
Depreciation and amortization	171,635	156,667
Louisiana project relocation non-cash charges	25,688	–
Asset impairment charge	296,976	–
Income tax expense (recovery)	(83,718)	55,920
Share-based compensation expense (recovery)	35,907	(4,890)
Finance costs	71,314	61,797
Other	16,578	3,459
Income taxes paid	(29,528)	(46,331)
Other cash payments, including share-based compensation	(33,774)	(10,303)
Cash flows from operating activities before undernoted	436,503	444,319
Changes in non-cash working capital (note 18)	21,774	35,388
	458,277	479,707
CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(68,077)	(61,909)
Interest paid, including interest rate swap settlements	(64,914)	(60,467)
Net proceeds on issue of long-term debt	590,344	2,700
Repayment of long-term debt and limited recourse debt	(251,105)	(49,650)
Changes in project finance reserve accounts	(4,916)	(27,291)
Equity contributions by non-controlling interests	1,000	19,200
Cash distributions to non-controlling interests	(49,409)	(8,239)
Proceeds on issue of shares on exercise of stock options	18,819	11,393
Repayment of finance leases and other long-term liabilities	(6,712)	(5,964)
	165,030	(180,227)
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(134,716)	(126,198)
Louisiana project expenditures	(73,912)	(1,326)
Oil and gas assets	(32,892)	(30,098)
GeoPark repayments	10,039	7,551
Changes in non-cash working capital related to investing activities (note 18)	3,073	7,508
	(228,408)	(142,563)
Increase in cash and cash equivalents	394,899	156,917
Cash and cash equivalents, beginning of year	350,711	193,794
Cash and cash equivalents, end of year	$745,610	$350,711

See accompanying notes to consolidated financial statements.

48 Methanex Corporation | Annual Report 2012	Consolidated Financial Statements

Notes to Consolidated Financial Statements

(Tabular dollar amounts are shown in thousands of US dollars, except where noted)

Year ended December 31, 2012

1. Nature of operations:

Methanex Corporation (“the Company”) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest supplier of methanol to the major international markets of Asia Pacific, North America, Europe and Latin America.

2. Significant accounting policies:

a) Statement of compliance:

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 13, 2013.

b) Basis of presentation and consolidation:

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, less than wholly owned entities for which it has a controlling interest and its proportionate share of the accounts of joint ventures. Wholly owned subsidiaries are entities in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. For less than wholly owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. The Company also consolidates any special purpose entity where the substance of the relationship indicates the Company has control. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(g)), oil and gas properties (notes 2(g) and 2(h)), financial instruments (note 2(o)), and income taxes (note 2(p)). Actual results could differ from those estimates.

c) Reporting currency and foreign currency translation:

Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates, foreign currency denominated non-monetary items at historic rates, and revenues and expenditures at the rates of exchange at the dates of the transactions. Foreign exchange gains and losses are included in earnings.

d) Cash equivalents:

Cash equivalents include securities with maturities of three months or less when purchased.

e) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value if not collectible in full. Credit losses have historically been within the range of management’s expectations.

f) Inventories:

Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity, and transportation.

g) Property, plant and equipment:

Initial recognition

Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs, including the impact of related cash flow hedges, incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 49

Notes to Consolidated Financial Statements

Subsequent costs

Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.

Depreciation

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

The estimated useful lives of the Company’s buildings, plant installations and machinery, excluding costs related to turnarounds, ranges from 10 to 25 years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas, and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.

Assets under finance lease are depreciated to their estimated residual value based on the shorter of their useful lives and the lease term.

Oil and gas properties

Costs incurred for oil and gas properties with proven reserves are capitalized to property, plant and equipment, including the reclassification of associated exploration costs and abandoned properties. These costs are depreciated using a unit-of-production method, taking into consideration estimated proven reserves and estimated future development costs. Proven and probable reserves for oil and gas properties are estimated based on independent reserve reports and represent the estimated quantities of natural gas that are considered commercially feasible. These reserve estimates are used to determine depreciation and to assess the carrying value of oil and gas properties. The accounting for costs incurred for oil and gas exploration properties which do not have proven reserves is described in note 2(h). Upon transition to IFRS effective January 1, 2010, the Company elected to carry forward the previous GAAP full-cost method of accounting for oil and gas asset carrying values. At that time, the Company allocated costs associated with oil and gas assets between property, plant and equipment and other assets on the basis of proven and unproven reserves, respectively.

Impairment

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. Examples of such events or changes in circumstances include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant change in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.

Recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less cost to sell or its value in use. Value in use is determined by estimating the pre-tax cash flows expected to be generated from the asset or cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded for the difference that the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For purposes of recognition and measurement of an impairment writedown, the Company groups long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, the Company groups assets based on site locations for the purpose of determining impairment.

h) Other assets:

Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility. Financing fees related to project debt facilities are capitalized to other assets until the project debt is fully drawn. Once the project debt is fully drawn, these fees are reclassified against long-term debt and amortized to finance costs over the repayment term on an effective interest basis.

50 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Costs incurred for oil and gas exploration properties that do not have proven reserves are capitalized to other assets. Upon determination of proven reserves and internal approval for development, these costs are transferred to property, plant and equipment and are depreciated using a unit-of-production method based on estimated proven reserves. Costs are also transferred to property, plant and equipment and become subject to depreciation when the associated properties have been deemed abandoned by management. Upon transfer to property, plant and equipment an impairment assessment is performed. The Company assesses the recoverability of oil and gas exploration properties as part of a cash-generating unit as described in note 2(g).

i) Leases:

Leasing contracts are classified as either finance or operating leases. Where the contracts are classified as operating leases, payments are charged to income in the year they are incurred. A lease is classified as a finance lease if it transfers substantially all of the risks and rewards of ownership of the leased asset. The asset and liability associated with a finance lease are recorded at the lower of fair value and the present value of the minimum lease payments, net of executory costs. Lease payments are apportioned between interest expense and repayments of the liability.

j) Site restoration costs:

The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the fair value of the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the fair value measurement.

k) Employee future benefits:

The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the Consolidated Statements of Financial Position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, plan expenses, salary growth, discount rates and expected return on plan assets. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and recorded in retained earnings. The cost for defined contribution benefit plans is recognized in net income as earned by the employees.

l) Share-based compensation:

The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.

For stock options granted by the Company, the cost of the service received is measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.

Share appreciation rights (SARs) are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of grant. Tandem share appreciation rights (TSARs) give the holder the choice between exercising a regular stock option or a SAR. For SARs and TSARs, the cost of the service received is initially measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 51

Notes to Consolidated Financial Statements

shares at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.

Additional information related to the stock option plan, tandem share appreciation rights, share appreciation rights and the deferred, restricted and performance share units is described in note 15.

m) Net income (loss) per common share:

The Company calculates basic net income (loss) per common share by dividing net income (loss) attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income (loss) per common share under the treasury stock method. Under the treasury stock method, diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares. Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR.

Outstanding TSARs may be settled in cash or common shares at the holder’s option. For the purposes of calculating diluted net income per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

The calculation of basic net income (loss) per common share and a reconciliation to diluted net income (loss) per common share is presented in note 14.

n) Revenue recognition:

Revenue is recognized based on individual contract terms when the risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains risk of loss during shipment. For methanol sold on a consignment basis, revenue is recognized when the customer consumes the methanol. For methanol sold on a commission basis, the commission income is included in revenue when earned.

o) Financial instruments:

The Company enters into derivative financial instruments to manage certain exposures to commodity price volatility, foreign exchange volatility and variable interest rate volatility. Financial instruments are classified into one of five categories and, depending on the category, will either be measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Financial assets and liabilities held-for-trading and available-for-sale financial assets are measured at fair value. Changes in the fair value of held-for-trading financial assets and liabilities are recognized in net income and changes in the fair value of available-for-sale financial assets are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income. The Company classifies cash and cash equivalents and trade and other receivables as loans and receivables. Trade, other payables and accrued liabilities, long-term debt, net of financing costs, and other long-term liabilities are classified as other financial liabilities.

Under these standards, derivative financial instruments, including embedded derivatives, are classified as held-for-trading and are recorded in the Consolidated Statements of Financial Position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these products, the degree of judgment required to appropriately value these products and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of held-for-trading derivative financial instruments in net income unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated sales. The Company also enters into and designates as cash flow hedges certain interest rate swap contracts to hedge variable interest rate exposure on its limited recourse debt. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in net income. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in foreign exchange or variable interest rates.

p) Income taxes:

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate, including related interest and penalty charges.

52 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.

The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, the Company’s results of operations and financial position could be materially impacted.

q) Provisions:

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

r) Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

s) Anticipated changes to International Financial Reporting Standards:

The IASB has issued new accounting standards related to accounting and disclosures for consolidation and joint arrangements; IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; and IFRS 12, Disclosure of Interests in Other Entities. The IASB has revised the definition of “control,” under IFRS 10, which is a criterion for consolidation accounting. In addition, changes to IFRS in the accounting for joint arrangements were issued under IFRS 11, which, under certain circumstances, removed the option for proportionate consolidation accounting so that the equity method of accounting for such interests would need to be applied. The Company currently accounts for the 63.1% interest in Atlas Methanol Company using proportionate consolidation accounting and will account for this entity using the equity method of accounting effective January 1, 2013. The change to equity accounting does not result in any change to net earnings or shareholders’ equity, but will result in changes to the presentation of the Consolidated Statements of Income and the Consolidated Statements of Financial Position.

3. Trade and other receivables:

AS AT	DEC 31 2012	DEC 31 2011
Trade	$349,632	$310,616
Value-added and other tax receivables	49,807	43,132
Current portion of GeoPark financing (note 8)	8,028	7,200
Other	21,736	17,482
	$429,203	$378,430

4. Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2012 is $2,082 million (2011 – $2,052 million).

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 53

Notes to Consolidated Financial Statements

5. Property, plant and equipment:

	Buildings, Plant Installations and Machinery	Plant under Construction	Oil and Gas Properties	Other	Total
Cost at January 1, 2012	$3,209,597	$1,326	$77,486	$88,642	$3,377,051
Additions	132,727	73,912	2,882	4,457	213,978
Disposals and other	(62,604)	–	–	(24,193)	(86,797)
Cost at December 31, 2012	$3,279,720	$75,238	$80,368	$68,906	$3,504,232
Accumulated depreciation at January 1, 2012	$1,070,267	$–	$32,990	$40,771	$1,144,028
Disposals and other	(30,935)	–	–	(18,673)	(49,608)
Depreciation	146,949	–	18,437	6,201	171,587
Asset impairment charge	200,753	–	22,724	–	223,477
Accumulated depreciation at December 31, 2012	$1,387,034	$–	$74,151	$28,299	$1,489,484
Net book value at December 31, 2012	$1,892,686	$75,238	$6,217	$40,607	$2,014,748

	Buildings, Plant Installations and Machinery	Plant under Construction	Oil and Gas Properties	Other	Total
Cost at January 1, 2011	$2,131,608	$966,320	$54,049	$116,203	$3,268,180
Additions	106,693	6,302	13,045	6,806	132,846
Disposals and other	–	–	–	(34,367)	(34,367)
Transfers	971,296	(971,296)	–	–	–
Reclassified from other assets, net	–	–	10,392	–	10,392
Cost at December 31, 2011	$3,209,597	$1,326	$77,486	$88,642	$3,377,051
Accumulated depreciation at January 1, 2011	$929,079	$–	$20,092	$60,433	$1,009,604
Disposals and other	–	–	–	(25,431)	(25,431)
Depreciation	141,188	–	12,898	5,769	159,855
Accumulated depreciation at December 31, 2011	$1,070,267	$–	$32,990	$40,771	$1,144,028
Net book value at December 31, 2011	$2,139,330	$1,326	$44,496	$47,871	$2,233,023

Included in buildings, plant installations and machinery at December 31, 2012 and 2011 are capitalized costs of $99.3 million relating to the oxygen production facilities in Trinidad accounted for as finance leases (note 10). The net book value of these assets as at December 31, 2012 was $43.9 million (2011 – $49.8 million).

Other property, plant and equipment includes ocean-shipping vessels with a total net book value of $26.8 million at December 31, 2012 (2011 – $28.6 million).

During 2012, the Company made a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana. Under IFRS, certain costs incurred in relation to relocating an asset are not eligible for capitalization to property, plant and equipment and are required to be charged directly to income. For the year ended December 31, 2012, the Company incurred $112.8 million in expenditures related to this project, of which $73.9 million was recorded to property, plant and equipment and the remaining $38.9 million ($23.3 million after-tax) was recognized as Louisiana project relocation expenses and charges in the Consolidated Statements of Income. In addition, for the year ended December 31, 2012, the Company charged to income $25.7 million ($17.6 million after-tax) related to the carrying value of the Chile facility being relocated and this is also included in Louisiana project relocation expenses and charges.

For the year ended December 31, 2012, the Company recorded an asset impairment charge relating to the carrying value of its Chile operations. See note 6 of these consolidated financial statements for more information.

6. Asset impairment charge:

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company expects to idle its Chile operations in March 2013 due to an expected shortfall of natural gas

54 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

feedstock to keep the plant operating through the southern hemisphere winter. The Company is continuing to work with its natural gas suppliers to secure sufficient natural gas to sustain its operations, and while the restart of a Chile plant is possible later in 2013, the restart is dependent on securing a sustainable natural gas position to operate over the medium term.

As a consequence of the uncertain outlook for the supply of natural gas feedstock to its Chile operations, the carrying value of the Company’s Chile assets was tested for recoverability at December 31, 2012.

Recoverability was measured by comparing the carrying value of the Chile assets to the estimated recoverable amount which is the higher of its estimated fair value less costs to sell or its value in use. Value in use was determined by measuring the pre-tax cash flows expected to be generated from the Chile assets over their estimated useful life discounted by a pre-tax discount rate. The pre-tax discount rate of 13% was derived from the Company’s estimated cost of capital.

There are two key variables that impact the Company’s estimates of future cash flows: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on the Company’s view of long-term supply and demand, and consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, future global methanol production capacity, industry operating rates and the global industry cost structure. The Company’s estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that it believes are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in the Company’s estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period.

Based on the test performed, the Company recorded a non-cash before-tax asset impairment charge of $297 million ($193 million after-tax) to write down the carrying value of the Chile assets at December 31, 2012 to $245 million, which excludes the Chile facility that is being relocated to Geismar, Louisiana. The pre-tax asset impairment charge was allocated as follows:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Asset impairment charge allocated to:
Property, plant and equipment
Buildings, plant installations and machinery	$200,753	$–
Oil and gas properties	22,724	–
Other assets
Oil and gas properties	73,499	–
Asset impairment charge	$296,976	$–

7. Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT	DEC 31 2012	DEC 31 2011
Cash and cash equivalents	$18,225	$9,266
Other current assets	70,017	92,259
Property, plant and equipment	275,855	281,263
Other assets	11,671	9,429
Trade, other payables and accrued liabilities	35,834	32,990
Long-term debt, including current maturities (note 9)	49,659	64,397
Finance leases and other long-term liabilities	45,805	49,305
Deferred income tax liabilities	19,790	20,814

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 55

Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31	2012	2011
Revenue	$166,440	$224,902

Expenses	(166,386)	(199,303)
Income before income taxes	54	25,599
Income tax expense	(85)	(4,853)
Net income (loss)	$(31)	$20,746

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31	2012	2011
Cash inflows from operating activities	$60,795	$36,062
Cash outflows from financing activities	(24,905)	(19,641)
Cash outflows from investing activities	(26,931)	(17,831)

8. Other assets:

AS AT	DEC 31 2012	DEC 31 2011
Oil and gas properties(a)	$11,209	$50,946
Restricted cash(b)	44,753	39,839
GeoPark financing(c)	–	10,872
Marketing and production rights, net of accumulated amortization(d)	3,667	7,634
Defined benefit pension plans (note 22)	1,516	–
Other	12,579	16,640
	$73,724	$125,931

a) Oil and gas properties:

Costs incurred for oil and natural gas exploration properties that do not have reserves are capitalized to other assets. Upon determination of proven reserves and internal approval for development, the costs are transferred to property, plant and equipment. During the year, the Company incurred $30.0 million (2011 – $17.5 million) in exploration and evaluation expenditures and $3.8 million in non-cash additions, offset by amortization charges. At December 31, 2012, the Company recorded an asset impairment charge relating to the carrying value of its Chile operations, which includes oil and gas properties (note 6).

b) Restricted cash:

During the year ended December 31, 2012, the Company contributed $4.9 million (2011 – $1.7 million drawn) in relation to its limited recourse debt facilities.

c) GeoPark financing:

Over the past few years, the Company has provided GeoPark Chile Limited (GeoPark) $57.0 million (of which $49.8 million has been repaid at December 31, 2012) in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. GeoPark agreed to supply the Company with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. As at December 31, 2012, the outstanding balance is $8.0 million (2011 – $18.1 million), of which the full amount (2011 – $7.2 million), representing the current portion, has been recorded in trade and other receivables.

d) Marketing and production rights, net of accumulated amortization:

For the year ended December 31, 2012, amortization of marketing and production rights included in depreciation and amortization was $4.0 million (2011 – $4.0 million).

56 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

9. Long-term debt:

AS AT	DEC 31 2012	DEC 31 2011
Unsecured notes:
(i) 3.25% due December 15, 2019 (effective yield 3.40%)	$343,828	$–
(ii) 5.25% due March 1, 2022 (effective yield 5.30%)	246,326	–
(iii) 6.00% due August 15, 2015 (effective yield 6.10%)	149,344	149,119
(iv) 8.75% due August 15, 2012 (effective yield 8.88%)	–	199,643
	739,498	348,762
Atlas limited recourse debt facilities (63.1% proportionate share):
(i) Senior secured notes with semi-annual interest payments of 7.95% per annum. Principal is paid in nine semi-annual payments, which commenced December 2010.	27,915	41,730
(ii) Senior fixed rate bond with semi-annual interest payments of 8.25% per annum. Principal will be paid in four semi-annual payments commencing June 2015.	14,927	14,869
(iii) Subordinated loans with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal is paid in 20 semi-annual payments, which commenced December 2010.	6,817	7,798
	49,659	64,397
Egypt limited recourse debt facilities:
Four facilities with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.0% to 1.7% per annum. Principal is paid in 24 semi-annual payments, which commenced in September 2010.	438,631	470,208
Other limited recourse debt	17,437	19,888
Total long-term debt[1]	1,245,225	903,255
Less current maturities	(53,334)	(251,107)
	$1,191,891	$652,148

[1]	Total debt is presented net of deferred financing fees of $22.2 million at December 31, 2012 (2011 – $15.3 million).

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015 (note 20).

The other limited recourse debt includes one limited recourse facility with a remaining term of approximately seven years with interest payable at LIBOR plus 0.75% and another limited recourse debt facility with a remaining term of approximately four-and-a-half years with interest payable at LIBOR plus 2.8%. Both of these financial obligations are paid in equal quarterly payments including principal and interest.

For the year ended December 31, 2012, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $3.2 million (2011 – $3.0 million).

The minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

2013	$53,246
2014	61,914
2015	200,092
2016	52,743
2017	47,822
Thereafter	851,610
$1,267,427

The covenants governing the Company’s unsecured notes apply to the Company and its subsidiaries, excluding the Atlas joint venture and Egypt entity (“limited recourse subsidiaries”), and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 57

Notes to Consolidated Financial Statements

During 2012, the Company entered into a $400 million unsecured revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2016. This facility contains covenant and default provisions in addition to those of the unsecured notes as described above. Significant covenants and default provisions under this facility include:

a)	the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 and a debt to capitalization ratio of less than or equal to 50%, calculated on a four-quarter trailing average basis in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,

b)	a default if payment is accelerated by the creditor on any indebtedness of $10 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

c)	a default if a default occurs that permits the creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Atlas and Egypt limited recourse debt facilities have customary covenants and default provisions that apply only to these entities, including restrictions on the incurrence of additional indebtedness, a requirement to fulfill certain conditions before the payment of cash or other distributions and a restriction on these distributions if there is a default subsisting.

The Egypt limited recourse debt facilities also contain a covenant to complete by March 31, 2013 certain land title registrations and related mortgages that require action by Egyptian government entities and which the Company does not expect to complete by March 31, 2013. The Company is seeking a waiver from the lenders. The Company does not believe the finalization of these items is material to the security provided to the lenders. The Company cannot assure you that it will be able to obtain a waiver from the lenders.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests and to accelerate the due date of the principal and accrued interest on any outstanding loans.

At December 31, 2012, management believes the Company was in compliance with all of the covenants and default provisions related to long-term debt obligations.

10. Finance leases:

AS AT	DEC 31 2012	DEC 31 2011
Finance lease obligations	$55,979	$62,692
Less current maturities	(7,367)	(6,713)
	$48,612	$55,979

At December 31, 2012, the Company has finance lease obligations related to oxygen production facilities in Trinidad that are set to expire in 2015 and 2024. The liabilities mature as follows until the expiry of the leases:

	Lease payments	Interest component	Finance lease obligations
2013	$11,690	$4,332	$7,358
2014	11,790	3,733	8,057
2015	10,335	3,091	7,244
2016	7,209	2,640	4,569
2017	7,196	2,239	4,957
Thereafter	29,811	6,017	23,794
	$78,031	$22,052	$55,979

58 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

11. Other long-term liabilities:

AS AT	DEC 31 2012	DEC 31 2011
Site restoration costs(a)	$22,596	$25,889
Deferred gas payments(b)	70,844	51,079
Share-based compensation liability (note 15)	62,570	42,157
Fair value of Egypt interest rate swap (note 20)	32,707	41,536
Defined benefit pension plans (note 22)	31,642	35,542
	220,359	196,203
Less current maturities	(26,536)	(18,031)
	$193,823	$178,172

a) Site restoration costs:

The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. At December 31, 2012, the total undiscounted amount of estimated cash flows required to settle the liabilities was $27.6 million (2011 – $33.4 million). The movement in the provision during the year is explained as follows:

	2012	2011
Balance at January 1	$25,889	$23,951
New or revised provisions	(1,884)	1,454
Amounts charged against provisions	(1,917)	(66)
Accretion expense	508	550
Balance at December 31	$22,596	$25,889

b) Deferred gas payments:

The Company has a long-term liability of $82.8 million (2011 – $51.1 million) related to deferred natural gas payments that is payable in installments in 2013, 2014 and 2015, of which $11.9 million (2011 – nil), representing the current portion, has been recorded in trade, other payables and accrued liabilities. At December 31, 2012, the total undiscounted amount of estimated cash flows required to settle the liability was $86.5 million (2011 – $52.9 million).

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 59

Notes to Consolidated Financial Statements

12. Expenses:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Cost of sales	$1,954,067	$1,910,889
Selling and distribution	342,122	319,026
Administrative expenses	62,734	34,072
Total expenses by function	$2,358,923	$2,263,987
Cost of raw materials and purchased methanol	$1,601,871	$1,622,764
Ocean freight and other logistics	300,936	280,313
Employee expenses, including share-based compensation	184,835	130,513
Other expenses	99,646	73,730
Cost of sales and operating expenses	$2,187,288	$2,107,320
Depreciation and amortization	171,635	156,667
Total expenses by nature	$2,358,923	$2,263,987

13. Finance costs:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Finance costs	$72,897	$69,897
Less capitalized interest	(1,583)	(8,100)
	$71,314	$61,797

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. Capitalized interest relates to interest capitalized during construction until a plant is substantially completed and ready for productive use.

14. Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (TSARs) were exercised or converted to common shares. During the year ended December 31, 2012, the Company incurred a net loss attributable to Methanex shareholders and therefore the impact of the potential dilution of stock options and TSARs is anti-dilutive.

Outstanding TSARs may be settled in cash or common shares at the holder’s option. For the purposes of calculating diluted net income per common share, the more dilutive of cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share. During the year ended December 31, 2011, the Company recorded a share-based compensation recovery related to TSARs. Therefore, for this period, the equity-settled method has been determined to be the more dilutive for purposes of calculating diluted net income per common share.

A reconciliation of the net income (loss) attributable to Methanex shareholders used for the purpose of calculating diluted net income (loss) per common share is as follows:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Numerator for basic net income (loss) per common share	$(68,105)	$201,326
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	–	(2,416)
Equity-settled expense	–	(4,327)
Numerator for diluted net income (loss) per common share	$(68,105)	$194,583

60 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Stock options and TSARs, if calculated using the equity-settled method, are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the number of common shares used for the purposes of calculating basic and diluted net income (loss) per common share is as follows:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Denominator for basic net income (loss) per common share	93,755,509	93,026,482
Effect of dilutive stock options	–	1,305,480
Effect of dilutive TSARs	–	28,994
Denominator for diluted net income (loss) per common share[1]	93,755,509	94,360,956

[1]

Due to the net loss attributable to Methanex shareholders, nil outstanding stock options for the year ended December 31, 2012 are dilutive and have been included in the diluted weighted average number of common shares (December 31, 2011 – 3,039,284). Nil outstanding TSARs for the year ended December 31, 2012 are dilutive and have been included in the diluted weighted average number of common shares (December 31, 2011 – 724,905).

For the years ended December 31, 2012 and 2011, basic and diluted net income (loss) per common share attributable to Methanex shareholders were as follows:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Basic net income (loss) per common share	$(0.73)	$2.16
Diluted net income (loss) per common share	$(0.73)	$2.06

15. Share-based compensation:

The Company provides share-based compensation to its directors and certain employees through grants of stock options, tandem share appreciation rights (TSARs), share appreciation rights (SARs) and deferred, restricted or performance share units.

At December 31, 2012, the Company had 1,330,958 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

a) Share appreciation rights and tandem share appreciation rights:

All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant. SARs and TSARs units outstanding at December 31, 2012 are as follows:

	SARS		TSARS

	NUMBER OF UNITS	EXERCISE PRICE USD	NUMBER OF UNITS	EXERCISE PRICE USD
Outstanding at December 31, 2010	388,965	25.22	735,505	25.19
Granted	274,210	28.69	498,190	28.78
Exercised	(14,030)	25.22	(7,800)	25.22
Cancelled	(25,598)	25.87	(6,160)	27.14
Outstanding at December 31, 2011	623,547	$26.72	1,219,735	$26.65
Granted	353,890	31.64	652,000	31.69
Exercised	(55,331)	26.07	(15,800)	25.93
Cancelled	(24,581)	29.10	(40,400)	27.61
Outstanding at December 31, 2012	897,525	$28.63	1,815,535	$28.45

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 61

Notes to Consolidated Financial Statements

Information regarding the SARs and TSARs outstanding at December 31, 2012 is as follows:

	UNITS OUTSTANDING AT DECEMBER 31, 2012			UNITS EXERCISABLE AT DECEMBER 31, 2012

Range of Exercise Prices	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER OF UNITS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF UNITS EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
SARs
$25.22 to $31.74	5.2	897,525	$28.63	263,759	$26.20
TSARs
$23.36 to $31.88	5.2	1,815,535	$28.45	616,880	$26.12

The fair value of each SARs and TSARs grant was estimated on December 31, 2012 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2012	2011
Risk-free interest rate	0.2%	0.3%
Expected dividend yield	2%	3%
Expected life of SARs and TSARs	2 YEARS	2 YEARS
Expected volatility	34%	40%
Expected forfeitures	4%	4%
Weighted average fair value (USD per share)	$6.89	$3.38

Compensation expense for SARs and TSARs is initially measured based on their fair value and is recognized over the vesting period. Changes in fair value in each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2012 was $18.0 million compared with the recorded liability of $15.7 million. The difference between the fair value and the recorded liability of $2.3 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years.

For the year ended December 31, 2012, compensation expense related to SARs and TSARs included in cost of sales and operating expenses was an expense of $10.8 million (2011 – recovery of $3.5 million). This included an expense of $3.1 million (2011 – recovery of $10.4 million) related to the effect of the change in the Company’s share price.

b) Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2012 are as follows:

	NUMBER OF DEFERRED SHARE UNITS	NUMBER OF RESTRICTED SHARE UNITS	NUMBER OF PERFORMANCE SHARE UNITS
Outstanding at December 31, 2010	557,187	46,604	1,169,617
Granted	25,516	17,100	281,470
Granted in lieu of dividends	15,208	1,566	28,887
Redeemed	–	(16,682)	(343,931)
Cancelled	–	–	(32,994)
Outstanding at December 31, 2011	597,911	48,588	1,103,049
Granted	21,649	20,400	358,330
Granted in lieu of dividends	13,821	1,502	25,339
Redeemed	(66,531)	(31,607)	(413,138)
Cancelled	–	–	(19,711)
Outstanding at December 31, 2012	566,850	38,883	1,053,869

62 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2012 was $52.5 million compared with the recorded liability of $46.9 million. The difference between the fair value and the recorded liability of $5.6 million will be recognized over the weighted average remaining vesting period of approximately 1.8 years.

For the year ended December 31, 2012, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $24.4 million (2011 – recovery of $2.2 million). This included an expense of $12.4 million (2011 – recovery of $10.9 million) related to the effect of the change in the Company’s share price.

c) Stock options:

The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted prior to 2005 have a maximum term of ten years with one-half of the options vesting one year after the date of the grant and a further vesting of one-quarter of the options per year over the subsequent two years. Beginning in 2005, all options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.

Common shares reserved for outstanding incentive stock options at December 31, 2012 and 2011 are as follows:

	OPTIONS DENOMINATED IN CAD		OPTIONS DENOMINATED IN USD

	NUMBER OF STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at December 31, 2010	2,250	$9.56	4,574,257	$18.95
Granted	–	–	67,800	28.74
Exercised	(2,250)	9.56	(613,483)	18.53
Cancelled	–	–	(24,370)	17.16
Outstanding at December 31, 2011	–	–	4,004,204	19.19
Granted	–	–	84,000	31.73
Exercised	–	–	(1,062,215)	18.03
Cancelled	–	–	(43,042)	18.13
Outstanding at December 31, 2012	–	$–	2,982,947	$19.97

Information regarding the stock options outstanding at December 31, 2012 is as follows:

	OPTIONS OUTSTANDING AT DECEMBER 31, 2012			OPTIONS EXERCISABLE AT DECEMBER 31, 2012

Range of Exercise Prices	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER OF STOCK OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF STOCK OPTIONS EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
Options
$6.33 to $11.56	3.0	968,180	$6.52	968,180	$6.52
$20.76 to $25.22	1.2	1,014,777	24.17	988,177	24.14
$28.43 to $31.73	2.5	999,990	28.73	873,890	28.44
	2.2	2,982,947	$19.97	2,830,247	$19.44

For the year ended December 31, 2012, compensation expense related to stock options was $0.7 million (2011 – $0.8 million).

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 63

Notes to Consolidated Financial Statements

16. Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

During the years ended December 31, 2012 and 2011, revenues attributed to geographic regions, based on the location of customers, were as follows:

REVENUE	UNITED STATES	CANADA	EUROPE	CHINA	KOREA	OTHER ASIA	LATIN AMERICA	TOTAL
2012	$562,510	$180,283	$772,338	$408,557	$285,963	$188,702	$274,601	$2,672,954
2011	$631,822	$175,928	$678,968	$431,137	$267,058	$154,899	$268,225	$2,608,037

As at December 31, 2012 and 2011, the net book value of property, plant and equipment and oil and gas assets by country were as follows:

	UNITED STATES[1]	CHILE	TRINIDAD	EGYPT	NEW ZEALAND	CANADA	OTHER	TOTAL
2012
Property, plant and equipment	$144,059	$235,925	$469,611	$899,060	$172,458	$57,900	$35,735	$2,014,748
Oil & gas properties	–	3,019	–	–	8,190	–	–	11,209
	$144,059	$238,944	$469,611	$899,060	$180,648	$57,900	$35,735	$2,025,957
2011
Property, plant and equipment	$1,326	$598,377	$496,055	$939,218	$103,889	$53,331	$40,827	$2,233,023
Oil & gas properties	–	42,772	–	–	8,174	–	–	50,946
	$1,326	$641,149	$496,055	$939,218	$112,063	$53,331	$40,827	$2,283,969

[1]	Included in the United States is $69 million related to the facility being relocated from Chile to Geismar, Louisiana.

17. Income and other taxes:

a) Income tax expense:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Current tax expense:
Current period	$29,339	$35,000
Impact of asset impairment charge and Louisiana project relocation expenses and charges	1,349	–
Adjustments to prior years	(386)	1,241
	30,302	36,241
Deferred tax expense (recovery):
Origination and reversal of temporary differences	12,060	17,058
Impact of asset impairment charge and Louisiana project relocation expenses and charges	(128,917)	–
Adjustments to prior years	1,782	(274)
Other	1,055	2,895
	(114,020)	19,679
Total income tax expense (recovery)	$(83,718)	$55,920

b) Income tax expense included in other comprehensive income:

Included in other comprehensive income for the year ended December 31, 2012 is a deferred income tax expense of $3.3 million (2011 – recovery of $12.8 million) related to the change in fair value of interest rate swap contracts and defined benefit pension plans where the amounts are deductible for tax purposes upon settlement.

64 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

c) Reconciliation of the effective tax rate:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income (loss) before income taxes as follows:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Income (loss) before income taxes	$(118,293)	$283,920
Add back: asset impairment charge and Louisiana project relocation expenses and charges	361,564	–
	243,271	283,920
Canadian statutory tax rate	25.0%	26.5%
Income tax expense calculated at Canadian statutory tax rate	$60,818	$75,239
Increase (decrease) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	(755)	2,710
Taxes on asset impairment charge and Louisiana project relocation expenses and charges	(127,567)	–
Previously unrecognized loss carryforwards and temporary differences	(22,686)	(29,536)
Adjustments to prior years	1,396	967
Other	5,076	6,540
Total income tax expense (recovery)	$(83,718)	$55,920

d) Net deferred income tax liabilities:

(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets are as follows:

AS AT	DEC 31 2012	DEC 31 2011
Deferred income tax liabilities:
Property, plant and equipment	$213,096	$270,483
Repatriation taxes	101,690	103,822
Other	24,089	43,465
	338,875	417,770
Deferred income tax assets:
Non-capital loss carryforwards	99,904	40,284
Property, plant and equipment	125	11,295
Fair value of interest rate swap contracts	7,385	10,384
Other	39,883	53,475
	147,297	115,438
Net deferred income tax liabilities	$191,578	$302,332

The Company recognizes deferred income tax assets to the extent that it is probable that the benefit of these assets will be realized. At December 31, 2012, the Company had non-capital loss carryforwards and other deductible temporary differences in New Zealand of $65 million that have not been recognized. These non-capital loss carryforwards have no expiry date under current legislation. In Canada, the Company had non-capital loss carryforwards of $91 million and other deductible temporary differences of $141 million that have not been recognized. Of the $91 million in non-capital loss carryforwards, $1 million expire in 2014, $67 million expire in 2015 and the remainder expire in 2031. The Company has $189 million of deductible temporary differences in the United States that have not been recognized.

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 65

Notes to Consolidated Financial Statements

(ii) Analysis of the change in deferred income tax liabilities:

	2012	2011
Balance, January 1	$302,332	$295,431
Deferred income tax expense (recovery) included in net income (loss)	(114,020)	19,679
Deferred income tax expense (recovery) included in other comprehensive income	3,266	(12,778)
Balance, December 31	$191,578	$302,332

e) Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago issued assessments against the Company’s 63.1% owned joint venture, Atlas Methanol Company Unlimited (“Atlas”), in respect of the 2005 and 2006 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. The impact of the amounts in dispute for the 2005 and 2006 financial years is not significant. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

18. Changes in non-cash working capital:

Changes in non-cash working capital for the years ended December 31, 2012 and 2011 are as follows:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(50,773)	$(58,403)
Inventories	27,992	(51,358)
Prepaid expenses	(3,849)	2,412
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	46,379	119,170
	19,749	11,821
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	5,098	31,075
Changes in non-cash working capital	$24,847	$42,896
These changes relate to the following activities:
Operating	$21,774	$35,388
Investing	3,073	7,508
Changes in non-cash working capital	$24,847	$42,896

66 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

19. Capital disclosures:

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk, and to return excess cash through a combination of dividends and share repurchases.

AS AT	DEC 31 2012	DEC 31 2011
Liquidity:
Cash and cash equivalents	$745,610	$350,711
Undrawn credit facility	400,000	200,000
Total liquidity	$1,145,610	$550,711
Capitalization:
Unsecured notes	$739,498	$348,762
Limited recourse debt facilities, including current portion	505,727	554,493
Total debt	1,245,225	903,255
Non-controlling interests	187,861	197,238
Shareholders’ equity	1,289,876	1,404,725
Total capitalization	$2,722,962	$2,505,218
Total debt to capitalization[1]	46%	36%
Net debt to capitalization[2]	25%	26%

[1]	Total debt (including 100% of Egypt limited recourse debt facilities) divided by total capitalization.

[2]	Total debt (including 100% of Egypt limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company include the issue or repayment of general corporate debt, the issue of project debt, the issue of equity, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.

During the year ended December 31, 2012, the Company entered into a $400 million revolving credit facility with a syndicate of banks that expires in December 2016. Note 9 provides further details regarding the financial and other covenants.

20. Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the Consolidated Statement of Financial Position at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the Consolidated Statement of Financial Position at fair value unless exempted. Changes in fair value of held-for-trading derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 67

Notes to Consolidated Financial Statements

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

AS AT	DEC 31 2012	DEC 31 2011
Financial assets:
Financial assets held-for-trading:
Derivative financial instruments designated as cash flow hedges[1]	$–	$300
Loans and receivables:
Cash and cash equivalents	745,610	350,711
Trade and other receivables, excluding tax receivable and current portion of GeoPark financing	371,368	332,642
Project financing reserve accounts included in other assets	44,754	39,839
GeoPark financing, including current portion (note 8)	8,028	18,072
Total financial assets[2]	$1,169,760	$741,564
Financial liabilities:
Other financial liabilities:
Trade, other payable and accrued liabilities, excluding tax payable	$338,921	$306,455
Deferred gas payments included in other long-term liabilities	82,760	51,079
Long-term debt, including current portion	1,245,225	903,255
Financial liabilities held-for-trading:
Derivative financial instruments designated as cash flow hedges[1]	32,910	41,536
Total financial liabilities	$1,699,816	$1,302,325

[1]	The euro hedges and the Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets.

[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

At December 31, 2012, all of the Company’s financial instruments are recorded on the Consolidated Statement of Financial Position at amortized cost, with the exception of derivative financial instruments, which are recorded at fair value unless exempted.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges. These interest rate swaps had outstanding notional amounts of $342 million as at December 31, 2012. The notional amounts decrease over the expected repayment period. At December 31, 2012, these interest rate swap contracts had a negative fair value of $32.7 million (2011 – $41.5 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euros at a fixed US dollar exchange rate. At December 31, 2012, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 5.8 million euros in exchange for United States dollars and these euro contracts had a negative fair value of $0.2 million (2011 – positive fair value of $0.3 million) recorded in trade, other payables and accrued liabilites. Changes in the fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The table below shows cash outflows for derivative hedging instruments based upon contractual payment dates using LIBOR at December 31, 2012. The amounts reflect the maturity profile of the fair value liability where the instruments will be settled net and are subject to change based on the prevailing LIBOR at each of the future settlement dates. The swaps are with high investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

AS AT	DEC 31 2012	DEC 31 2011
Within one year	$14,490	$14,178
1 to 2 years	13,348	13,178
2 to 3 years	6,042	12,451
3 to 4 years	–	5,036
4 to 5 years	–	–
	$33,880	$44,843

68 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

The fair values of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was nil at December 31, 2012 (December 31, 2011 – $0.5 million).

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

AS AT	DEC 31 2012		DEC 31 2011
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Long-term debt	$1,245,225	$1,302,237	$903,255	$913,311

There is no publicly traded market for the limited recourse debt facilities, the fair value of which is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes was calculated by reference to a limited number of small transactions at the end of 2012 and 2011. The fair value of the Company’s unsecured notes will fluctuate until maturity.

21. Financial risk management:

a) Market risks:

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. Accordingly, it is important to maintain financial flexibility. The Company has adopted a prudent approach to financial management by maintaining a strong balance sheet including back-up liquidity.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol and the Company has entered into long-term natural gas supply contracts for its production facilities in New Zealand, Trinidad, Egypt and Chile. These natural gas supply contracts include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company has entered into short-term natural gas forward supply contracts at fixed prices for a portion of the feedstock requirements for its Medicine Hat operations.

Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 69

Notes to Consolidated Financial Statements

The Company’s interest rate risk exposure is mainly related to long-term debt obligations. Approximately one-half of its debt obligations are subject to interest at fixed rates. The Company also seeks to limit this risk through the use of interest rate swaps, which allows the Company to hedge cash flow changes by swapping variable rates of interest into fixed rates of interest.

AS AT	DEC 31 2012	DEC 31 2011
Fixed interest rate debt:
Unsecured notes	$739,498	$348,762
Atlas limited recourse debt facilities (63.1% proportionate share)	42,842	56,599
	$782,340	$405,361
Variable interest rate debt:
Atlas limited recourse debt facilities (63.1% proportionate share)	$6,817	$7,798
Egypt limited recourse debt facilities	438,631	470,208
Other limited recourse debt facilities	17,437	19,888
	$462,885	$497,894

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 20) of approximately $48.9 million as of December 31, 2012 (2011 – $7.8 million). The fair value of variable interest rate debt fluctuates primarily with changes in credit spreads.

For the variable interest rate debt that is unhedged, a 1% change in LIBOR would result in a change in annual interest payments of $1.2 million as of December 31, 2012 (2011 – $1.3 million).

For the Egypt variable interest rate debt that is hedged (see note 9) with a variable-for-fixed interest rate swap (note 20), a 1% change in the interest rates along the yield curve would result in a change in fair value of the interest rate swaps of approximately $7.1 million as of December 31, 2012 (2011 – $11.3 million). These interest rate swaps are designated as cash flow hedges, which results in the effective portion of changes in their fair value being recorded in other comprehensive income.

Foreign currency risk

The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.

Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Canadian dollars, euros and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.

As at December 31, 2012, the Company had a net working capital asset of $94.6 million in non-US-dollar currencies (2011 – $78.4 million). Each 10% strengthening (weakening) of the US dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $9.5 million (2011 – $7.8 million).

b) Liquidity risks:

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. At December 31, 2012, the Company had $745.6 million of cash and cash equivalents. In addition, the Company has an undrawn, unsecured revolving bank facility of $400 million provided by highly rated financial institutions that expires in December 2016.

70 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

In addition to the above-mentioned sources of liquidity, the Company constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

The expected cash outflows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

AS AT DECEMBER 31, 2012	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	1 YEAR OR LESS	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Trade and other payables[1]	$328,627	$328,627	$328,627	$–	$–	$–
Deferred gas payments included in other long-term liabilities	82,760	86,485	11,916	74,569	–	–
Long-term debt[2]	1,245,225	1,559,862	98,869	341,301	166,145	953,547
Egypt interest rate swaps	32,707	33,880	14,490	19,390	–	–
	$1,689,319	$2,008,854	$453,902	$435,260	$166,145	$953,547

[1]	Excludes tax and accrued interest.

[2]	Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates at December 31, 2012.

c) Credit risks:

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.

Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and at December 31, 2012 substantially all of the trade receivables were classified as current.

Cash and cash equivalents

To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.

Derivative financial instruments

The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.

To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with company policies.

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 71

Notes to Consolidated Financial Statements

22. Retirement plans:

a) Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

AS AT	DEC 31 2012	DEC 31 2011
Accrued benefit obligations:
Balance, beginning of year	$78,558	$70,072
Current service cost	2,994	2,551
Interest cost on accrued benefit obligations	3,618	3,665
Benefit payments	(4,375)	(5,522)
Settlements	(7,673)	–
Actuarial loss	2,865	11,049
Foreign exchange loss (gain)	3,510	(3,257)
Balance, end of year	79,497	78,558
Fair values of plan assets:
Balance, beginning of year	43,276	45,378
Expected return on plan assets	2,215	2,333
Contributions	13,981	4,349
Benefit payments	(4,375)	(5,522)
Settlements	(7,673)	–
Actuarial gain (loss)	963	(2,577)
Foreign exchange gain (loss)	984	(685)
Balance, end of year	49,371	43,276
Unfunded status	30,126	35,282
Minimum funding requirement	–	260
Defined benefit obligation, net	$30,126	$35,542

The Company has an unfunded retirement obligation of $30.9 million at December 31, 2012 (2011 – $33.3 million) for its employees in Chile that will be funded at retirement in accordance with Chilean law. The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee leaves the Company in accordance with plan terms and Chilean regulations. The Company has a funded retirement asset of $1.5 million at December 31, 2012 (2011 – funded obligation of $1.6 million) for its employees in Canada and a funded obligation of $0.7 million at December 31, 2012 (2011 – $0.6 million) for its employees in Europe. The Company estimates that it will make additional contributions relating to its defined benefit pensions plans totalling $5.1 million in 2013.

The Company’s net defined benefit pension plan expense charged to the Consolidated Statements of Income for the years ended December 31, 2012 and 2011 is as follows:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Net defined benefit pension plan expense:
Current service cost	$2,994	$2,551
Interest cost on defined benefit obligations	3,618	3,665
Expected return on plan assets	(2,215)	(2,333)
Cost of settlement	624	–
	$5,021	$3,883

72 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

The Company’s current year actuarial losses, recognized in the Consolidated Statements of Comprehensive Income for the years ended December 31, 2012 and 2011, are as follows:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Actuarial loss	$1,278	$13,626
Minimum funding requirement	(260)	(986)
Actuarial loss, net	$1,018	$12,640

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2010 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2013.

The actuarial assumptions used in accounting for the defined benefit pension plans are as follows:

FOR THE YEARS ENDED	2012	2011
Benefit obligation at December 31:
Weighted average discount rate	4.5%	4.6%
Rate of compensation increase	3.9%	3.9%
Net expense for years ended December 31:
Weighted average discount rate	5.2%	5.9%
Rate of compensation increase	4.6%	4.8%
Expected rate of return on plan assets	6.5%	6.7%

The expected rate of return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. The difference between actual return and the expected return is an actuarial gain or loss and is recorded in the Consolidated Statements of Comprehensive Income for the year. For the year ended December 31, 2012, the Company’s actual return on plan assets was a gain of $3.2 million (2011 – loss of $0.3 million).

The asset allocation for the defined benefit pension plan assets as at December 31, 2012 and 2011 is as follows:

AS AT	DEC 31 2012	DEC 31 2011
Equity securities	44%	46%
Debt securities	26%	28%
Cash and other short-term securities	30%	26%
Total	100%	100%

b) Defined contribution pension plans:

The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2012 was $4.6 million (2011 – $4.2 million).

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 73

Notes to Consolidated Financial Statements

23. Commitments and contingencies:

a) Take-or-pay purchase contracts and related commitments:

The Company has commitments under take-or-pay natural gas supply contracts to purchase feedstock supplies and to pay for transportation capacity related to these supplies up to 2035. The minimum estimated commitment under these contracts, except as noted below, is as follows:

AS AT DECEMBER 31, 2012

2013	2014	2015	2016	2017	THEREAFTER
$ 263,101	$204,275	$161,511	$165,592	$100,275	$1,019,796

The Company is in the process of relocating one of its idled Chile methanol plants to Geismar, Louisiana. It is anticipated that this plant will have a production capacity of approximately 1.0 million tonnes and commence operations by the end of 2014. Subsequent to December 31, 2012, the Company entered into a ten-year natural gas agreement for the supply of all of the plant’s natural gas requirements. Contractual deliveries and obligations under the contract commence on the first date of commercial operations. Also subsequent to December 31, 2012, the Company entered into a natural gas supply agreement to support the restart of its 0.5 million tonne per year Waitara Valley facility in New Zealand. No amounts have been included in the above table related to these contracts.

b) Chile and Argentina natural gas supply contracts:

The Company has supply contracts with Argentinean suppliers for natural gas sourced from Argentina for a significant portion of the capacity for its facilities in Chile with expiration dates between 2017 and 2025. Since June 2007, the Company’s natural gas suppliers from Argentina have curtailed all gas supply to the Company’s plants in Chile. Under the current circumstances, the Company does not expect to receive any further natural gas supply from Argentina. These potential purchase obligations have been excluded from the table above.

The Company also has supply contracts with Empresa Nacional del Petroleo (ENAP) for a portion of the capacity for its facilities in Chile. Over the last few years, deliveries from ENAP have been declining and ENAP has delivered significantly less than the full amount of natural gas that it was obligated to deliver under these contracts. These potential purchase obligations have been excluded from the table above.

c) Operating lease commitments:

The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space, equipment and other operating lease commitments as follows:

AS AT DECEMBER 31, 2012

2013	2014	2015	2016	2017	THEREAFTER
$ 124,220	$96,622	$73,579	$68,798	$65,492	$281,126

For the year ended December 31, 2012, the Company recognized as an expense $141.1 million (2011 – $142.3 million) relating to operating lease payments, including time charter vessel payments.

d) Purchased methanol:

The Company has marketing rights for 100% of the production from its jointly owned plants (the Atlas plant in Trinidad in which it has a 63.1% interest and the plant in Egypt in which it has a 60% interest), which results in purchase commitments of an additional 1.2 million tonnes per year of methanol offtake supply when these plants operate at capacity. At December 31, 2012, the Company also had commitments to purchase methanol under other contracts for approximately 0.5 million tonnes for 2013 and 2.6 million tonnes thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included above.

74 Methanex Corporation | Annual Report 2012	Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

24. Related parties:

The Company has interests in significant subsidiaries and joint ventures as follows:

			INTEREST %
NAME	COUNTRY OF INCORPORATION	PRINCIPAL ACTIVITIES	DEC 31 2012	DEC 31 2011
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	100%	100%
Methanex Europe NV	Belgium	Marketing & distribution	100%	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	100%	100%
Egyptian Methanex Methanol Company S.A.E.	Egypt	Production	60%	60%
Methanex Chile S.A.	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad	Production	100%	100%
Methanex U.S.A. LLC	United States	Production	100%	–
Waterfront Shipping Company Limited	Cayman Islands	Shipping	100%	100%
Significant joint ventures:
Atlas Methanol Company Unlimited[1]	Trinidad	Production	63.1%	63.1%

[1]	Summarized financial information for the group’s share of Atlas is disclosed in note 7.

Remuneration of non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Short-term employee benefits	$11,223	$10,808
Post-employment benefits	746	715
Other long-term employee benefits	82	72
Share-based compensation expense (recovery)	19,690	(3,328)
Total	$31,741	$8,267

Notes to Consolidated Financial Statements	Methanex Corporation | Annual Report 2012 75